INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

October 30, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the "Registrant") on behalf of the Gripman Absolute Value Balanced Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the "Commission") by telephone on September 21, 2015, on the Registrant's registration statement filed on Form N-1A with respect to the Gripman Absolute Value Balanced Fund (the "Fund"), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 44 to the Fund's Form N-1A registration statement (the "Amendment") filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Investment Objectives
1.	The Fund's investment objective is long-term total return and income. As income is considered to be an element of total return, the objective seems redundant. Consider revising.

Response:  The Fund's investment objective has been modified to the following:

"The investment objectives of the Gripman Absolute Value Balanced Fund (the "Fund") are regular income, conservation of principal, and long-term growth of principal and income."

Fees and Expenses table
2.	Footnote 2 to the Fees and Expenses table states that the Advisor's contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect "until ____________, 2016." Confirm to us that this date will be no less than one year from the date of the Fund's prospectus.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the date of the prospectus and has updated the language to state "until November 1, 2016."

Principal Investment Strategies
3.	The second sentence of the first paragraph states "Under normal circumstances, the Fund will invest 60% to 80% of its total net assets in debt securities and 20% to 40% of its total net assets in equity securities." Pursuant to Rule 35d-1, note 42, the Staff's position is that balanced funds should invest at least 25% in equities. Revise the upper limit in debt securities to be 75% and the lower limit in equity securities to 25%.

Response:  The Registrant has made the requested change.

4.	Since the Fund may engage in short selling, confirm that "dividend and interest expenses on short sales" is included in the Fees and Expenses Table on page 1 of the Prospectus.

Response:  The Registrant estimates that the "dividend and interest expenses on short sales" will be less than one basis point.  Accordingly, the Fees and Expenses Table has not been revised.

5.	The third paragraph states "The Fund also will invest in publicly-traded common stock of U.S. companies with market capitalizations of $1 billion or greater." Will the same market capitalization also apply to the Fund's investments in non-U.S. issuers? For clarity on this point, consider adding a market capitalization for non-U.S. issuers.

Response:  The following (bolded and underlined) has been added to the disclosure.

"In addition, the Fund may invest in U.S. dollar-denominated securities of non-U.S. issuers with market capitalizations of $1 billion or greater, including American Depositary Receipts ("ADRs") or similar receipts."

6.	The third paragraph states that "in making its equity selections, the Advisor generally focuses on value orientated, high-quality companies." Disclose the Advisor's definition of "high-quality companies."

Response:  The following sentence has been added to the disclosure:

"The Advisor defines high-quality companies as those that appear to have the operational metrics to receive an investment grade credit rating for fixed income securities they issue and appear to have the ability to fund their operations and financial obligations for the next three years."

7.	The fourth paragraph states that "The Advisor employs a strategy that translates all assets of a company to a cash flow yield and compares the risk of each investment in order to seek to assemble the best return for a moderate level of risk. The Advisor's investment styles are linked by a common fundamental absolute value orientation and focus on building a portfolio of cash based investments regardless of the asset class." This disclosure should be revised and clarified using plain English, specifically the sections in bold and underlined.

Response:  The disclosure has been revised as follows:

"The Advisor employs a cash flow analysis strategy that analyzes a company's potential cash flow. Using this information, the Advisor derives a cash flow yield on each company's current market price, which is then compared to the Advisor's assessment of the risk of each potential investment in order to seek to assemble a portfolio providing the highest return for a moderate level of risk.  The Advisor's investment strategy with respect to all types of investments is linked by a common fundamental absolute value orientation and focuses on building a portfolio of investments based on this projected cash flow yield, regardless of the asset class."

8.	Since the Fund's name includes "absolute value," please augment the fourth paragraph to state that cash flow analysis is used as part of its strategy.

Response:  This comment was addressed with comment number 8.  Please refer to that response.

Principal Risks of Investing
9.	The discussion of interest rate risk provides an example of the impact of a 1% increase in interest rates using a three year duration. Since the Fund may invest in debt securities with maturities of up to 7 years, revise the example using a seven year duration.

Response:  Although the Fund may invest in debt securities with maturities of up to 7 years, its average duration will be closer to 3 years.  Accordingly, the Registrant believes the example of using a 3 year duration for the impact of a 1% increase is appropriate.

10.	The disclosure includes a discussion of value-oriented investment strategies risk. This should be revised to discuss the risks associated with an "absolute value strategy."

Response:  The risk disclosure has been modified as follows:

"Absolute value-oriented investment strategies risk. Absolute value investments are those that are believed to be undervalued based on their current market prices.  Absolute value investing is subject to the risk that the market will not recognize a security's inherent value for a long time or at all.  In addition, during some periods (which may be extensive), value investments generally may be out of favor in the markets.  Therefore, the Fund is most suitable for long-term investors who are willing to hold their shares for extended periods of time through market fluctuations and the accompanying changes in share prices."

11.	The disclosure includes high yield ("junk") bond risk. Add a risk factor for distressed debt or include a discussion of the risks associated with distressed debt in the high yield bond risk discussion.

Response: The following risk disclosure has been added:

"Distressed bond risk.  The Fund's investment in distressed bonds may involve a high degree of credit risk, price volatility and liquidity risk.  These instruments typically are unrated, lower-rated, in default or close to default.  Valuing such instruments may be difficult and the Fund could lose all of its investment."

MORE ABOUT THE FUND'S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
12.	Apply all applicable comments from the summary section to Item 9 of Form N-1A.
Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

13.	In the sixth paragraph, remove the sentence "In addition, while in a temporary defensive strategy, the Fund may invest up to 10% of its net assets in a hedging strategy such as short selling of individual stocks and indices and futures on indices." The Staff does not view short selling as an appropriate temporary defensive strategy.

Response:  The sentence referenced above has been deleted from the disclosure.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

Distribution and Service (Rule 12b-1) Fees
14.	Although the Fund has only one class, the second paragraph references multiple classes. Modify or remove this reference.
Response:  The paragraph related to the comparison of fund share classes has been removed from the disclosure.

YOUR ACCOUNT WITH THE FUND

Selling (Redeeming) Fund Shares
15.	The second and third sentences of the paragraph state, "The Fund will be deemed to have received a redemption order when a financial intermediary (or its authorized agent) receives the order. The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day's NAV." These two sentences are conflicting. In addition, the 3rd sentence of the paragraph is inconsistent with Rule 22c-1(a). Accordingly, revise the disclosure.
Response:  The third sentence has been revised as follows:

"You may redeem shares of the Fund at a price equal to the NAV next determined after the Transfer Agent and/or authorized agent receives your redemption request in good order."

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks – Page B-10
16.	Foreign currency transactions disclosure is included under Principal Investment Strategies, Policies and Risks but the Prospectus does not list this as a principal strategy or principal risk. Make the disclosure consistent.

Response:  Foreign currency transactions are not a principal investment strategy and, therefore, the disclosure has been moved to the section entitled "Other Investment Strategies, Policies and Risks."

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II